Exhibit 99.1

Contact: Robert Lentz

              (614) 439-6006

SCI Engineered Materials, Inc. Reports

2023 Second Quarter and Year-to-date Results

COLUMBUS, Ohio (July 28, 2023) SCI Engineered Materials, Inc. (“SCI”) (SCIA: OTCQB), today reported financial results for the three months and six months ended June 30, 2023. SCI is a global supplier and manufacturer of advanced materials for physical vapor deposition thin film applications who works closely with end users and OEMs to develop innovative, customized solutions.

Jeremy Young, President, and Chief Executive Officer, commented, “Strong revenue growth in the second quarter and first half of 2023 was driven by record volume. These increases benefited from higher sales to customers in multiple niche markets as the Company continues to implement its growth strategy. New product offerings and targeted marketing initiatives are gaining traction as we continue to increase SCI’s corporate visibility and customer recognition of our manufacturing capabilities. We entered the second half of 2023 with sales momentum and a stronger balance sheet which included a 29% increase in cash since 2022 year-end.”

Revenue

Revenue for the first six months of 2023 increased 12% to $13,254,837 from $11,831,437 last year. The 2023 second quarter revenue increased 15% to a record $7,457,690 from $6,505,005 for the same period in 2022. The double digit increases for both periods in 2023 were due to record volume which more than offset lower raw material costs compared to last year.

Order backlog was approximately $4.5 million on June 30, 2023, versus $4.1 million at 2022 year-end and $5.3 million on the same date last year. Customer orders, which included a substantial number of intra-quarter shipments, accelerated throughout the first six months of 2023.

Gross profit

Gross profit for the six months ended June 30, 2023, increased 9% to $2,578,207 from $2,371,769 in 2022. The 2023 second quarter gross profit decreased 9% to $1,253,610 from $1,377,668 for the same period last year due to the combined effect of change in product mix and lower raw material costs.

Operating expenses

Operating expenses (general and administrative, research and development (R&D), and marketing and sales) increased 15% to $1,339,163 for the first half of 2023 from $1,166,033 a year ago. The 2023 amount included a 7% increase in general and administrative expenses which were primarily related to higher compensation. The 40% increase in R&D expense was attributable to higher compensation and outside consulting plus additional materials and supplies. Marketing and sales expenses increased 24% due to higher compensation, the launch of online marketing programs, and exhibiting at a greater number of industry trade shows.

For the 2023 second quarter, operating expenses increased 6% to $661,819 from $623,626 a year ago. General and administrative expenses were flat, while R&D increased 25% due to higher outside consulting and compensation expenses. The 18% increase in marketing and sales was attributable to higher compensation, travel expenses related to exhibiting at a major international photonics trade show, and an addition to sales staff.

Interest (income)/expense, net

Interest income, net was $112,891 for the first half of 2023 compared to interest expense, net of $12,262 a year ago. For the 2023 second quarter interest income, net was $63,914 versus interest expense, net of $5,769 the prior year. Both periods in 2023 benefited from investments of approximately $2 million in marketable securities during the 2022 fourth quarter plus an increase in interest rates.

Income taxes

Income tax expense increased to $302,556 for the first six months of 2023 from $144,200 for the same period a year ago. The 2023 second quarter income tax expense was $144,346 compared to $83,400 last year. The effective tax rate was 22.4% and 22.0%, for the first half and second quarter of 2023, respectively, compared to 21.7% for the 2022 calendar year.

Net income

Net income of $1,049,379 for the six months ended June 30, 2023, was flat compared to the prior year which represents net income of $0.23 per share for both periods. The 2023 second quarter net income was $511,359, or $0.11 per share, compared to $664,873, or $0.15 per share, for the same period last year primarily due to lower gross profit and higher income tax expense.

Cash and investments

Cash on hand was $5.1 million on June 30, 2023, compared to $3.9 million on December 31, 2022, an increase of 29%. There was also approximately $2.0 million of investments in marketable securities on both dates referenced above. The increase in cash on hand during the first six months of 2023 was due to net cash provided by operating activities partially offset by investment in the Company’s manufacturing footprint and acquisition of production equipment.

Debt outstanding

Total debt outstanding, comprised entirely of finance lease obligations, was $96,564 on June 30, 2023, representing a decrease of 34% compared to $146,516 on December 31, 2022. Principal payments of $49,951 were made during the first half of 2023.

About SCI Engineered Materials, Inc.

SCI Engineered Materials is a global supplier and manufacturer of advanced materials for PVD thin film applications who works closely with end users and OEMs to develop innovative, customized solutions. Additional information is available at www.sciengineeredmaterials.com or follow SCI Engineered Materials, Inc. at:

https://www.linkedin.com/company/sci-engineered-materials.-inc

https://www.facebook.com/sciengineeredmaterials/

https://www.twitter.com/SciMaterials

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but are not limited to, all statements regarding intent, beliefs, expectations, projections, customer guidance, forecasts, plans of the Company and its management. These forward-looking statements involve numerous risks and uncertainties, including without limitation, other risks and uncertainties detailed from time to time in the Company’s Securities and Exchange Commission filings, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2022. One or more of these factors have affected and could affect the Company’s projections in the future. Therefore, there can be no assurances that the forward-looking statements included in this press release will prove to be accurate. Due to the significant uncertainties in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company, or any other persons, that the objectives and plans of the company will be achieved. All forward-looking statements made in this press release are based on information presently available to the management of the Company. The Company assumes no obligation to update any forward-looking statements.

SCI ENGINEERED MATERIALS, INC.

BALANCE SHEETS

	June 30,	December 31,
	2023	2022
ASSETS	(UNAUDITED)
Current Assets
Cash	$5,108,113	$3,947,966
Investments - marketable securities, short term	1,000,000	989,265
Accounts receivable, less allowance for doubtful accounts	1,090,925	895,839
Inventories	1,697,465	2,177,917
Prepaid expenses	147,452	136,134
Total current assets	9,043,955	8,147,121

Property and Equipment, at cost	9,543,710	9,363,206
Less accumulated depreciation	(7,298,763)	(7,101,573)
Property and equipment, net	2,244,947	2,261,633

Investments, net - marketable securities, long term	1,004,478	1,000,000
Right of use asset, net	138,122	185,072
Deferred tax asset	—	151,164
Other assets	82,352	85,138
Total other assets	1,224,952	1,421,374

TOTAL ASSETS	$12,513,854	$11,830,128

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short term debt	$88,510	$97,367
Operating lease, short term	110,084	105,789
Accounts payable	532,679	514,512
Customer deposits	1,466,866	1,825,595
Accrued expenses	354,750	392,233
Total current liabilities	2,552,889	2,935,496

Long term debt	8,054	49,149
Deferred tax liability	73,828	—
Operating lease, long term	43,570	99,834
Total liabilities	2,678,341	3,084,479

Total Shareholders’ Equity	9,835,513	8,745,649

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$12,513,854	$11,830,128

SCI ENGINEERED MATERIALS, INC.

STATEMENTS OF INCOME

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(UNAUDITED)

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2023	2022	2023	2022
Revenue	$7,457,690	$6,505,005	$13,254,837	$11,831,437
Cost of revenue	6,204,080	5,127,337	10,676,630	9,459,668
Gross profit	1,253,610	1,377,668	2,578,207	2,371,769
General and administrative expense	419,083	423,401	851,496	796,589
Research and development expense	115,493	92,085	250,853	179,116
Marketing and sales expense	127,243	108,140	236,814	190,328
Income from operations	591,791	754,042	1,239,044	1,205,736
Interest (income) expense, net	(63,914)	5,769	(112,891)	12,262
Income before provision for income taxes	655,705	748,273	1,351,935	1,193,474
Income tax expense	144,346	83,400	302,556	144,200
NET INCOME	$511,359	$664,873	$1,049,379	$1,049,274
Earnings per share - basic and diluted
Income per common share
Basic	$0.11	$0.15	$0.23	$0.23
Diluted	$0.11	$0.15	$0.23	$0.23
Weighted average shares outstanding
Basic	4,530,207	4,514,492	4,527,669	4,512,396
Diluted	4,560,315	4,541,819	4,557,863	4,539,988

SCI ENGINEERED MATERIALS, INC.

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(UNAUDITED)

	2023	2022
CASH PROVIDED BY (USED IN):
Operating activities	$1,428,833	$1,490,066
Investing activities	(218,735)	(173,974)
Financing activities	(49,951)	(47,824)
NET INCREASE IN CASH	1,160,147	1,268,268

CASH - Beginning of period	3,947,966	4,140,942

CASH - End of period	$5,108,113	$5,409,210